UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number:  001-36231

Scorpio Bulkers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Annual Meeting of Shareholders
On April 3, 2020, Scorpio Bulkers Inc. (the "Company") held its 2020 Annual Meeting of Shareholders (the "Meeting"). At the Meeting, the shareholders of the Company:
1. elected Emanuele A. Lauro, Roberto Giorgi and Thomas Ostrander to serve as Class A Directors of the Company until the Company's 2023 annual meeting of shareholders and until their successors are elected and qualified;
2. ratified the appointment of PricewaterhouseCoopers Audit as the Company's independent auditors for the fiscal year ending December 31, 2020;
3. approved an amendment to the Company's Amended and Restated Articles of Incorporation, as amended, to effect a reverse stock split of the Company's issued common shares at a ratio of not less than one-for-four and not more than one-for-ten, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement the reverse stock split by filing the amendment to the Company's Amended and Restated Articles of Incorporation, as amended, with the Registrar of Corporations of the Republic of the Marshall Islands; and
4. approved an amendment to the Company's Amended and Restated Articles of Incorporation, as amended, to reduce the Company's total authorized share capital, such that the aggregate number of authorized common shares available for issuance immediately following the reverse stock split shall be reduced to a number that is equal to 1.50 times the Company's current number of authorized common shares, as adjusted by the applicable reverse stock split ratio implemented by the Board, with the exact number to be determined by the Board, or any duly constituted committee thereof, taking into account the reverse stock split ratio, and to authorize the Board to effect the reduction in authorized share capital by filing the amendment to the Company's Amended and Restated Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands.
Reverse Stock Split
On April 7, 2020, the Company effected a one-for-ten reverse stock split (the "Reverse Stock Split") and related reduction in authorized share capital. Attached to this report on Form 6-K (this "Report") as Exhibit 99.1 is a press release of the Company dated April 3, 2020, announcing the Reverse Stock Split.
Attached to this Report as Exhibit 3.1 is a copy of the Articles of Amendment to the Amended and Restated Articles of Incorporation, as amended, of the Company, filed with the Registrar of Corporations of the Republic of the Marshall Islands on April 6, 2020, to effect the Reverse Stock Split and related reduction in authorized share capital.
Attached to this Report as Exhibit 4.1 is a copy of the new form of share certificate for the Company's post-Reverse Stock Split common shares.
The information contained in this Report is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-217445, 333-221441, 333-222013, 333-222448).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC. (registrant)

Dated: April 7, 2020

	By:	/s/ Hugh Baker
Hugh Baker
Chief Financial Officer